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                                                                      EXHIBIT 12

                            VASTAR RESOURCES, INC.
               STATEMENT SETTING FORTH DETAIL OF COMPUTATION OF
                      RATIO OF EARNINGS TO FIXED CHARGES
                                  (Unaudited)



                                                      For the Nine
                                                      Months Ended
                                                      September 30,
                                                    -----------------
  (Millions of dollars,                              1999       1998
   except per share amounts)                        ------     ------

Income from continuing operations before
 income taxes, minority interest and cumulative
 effect of change in accounting principle(1).....    $109.9    $ 65.7
Fixed Charges:
 Interest expense charged to income and portion
  of rentals representative of interest(2).......      63.2      42.7
 Capitalized Interest............................       0.3       0.0
                                                     ------    ------
Total fixed charges..............................      63.5      42.7
                                                     ------    ------
Earnings (1) + (2)...............................    $173.4    $108.4
                                                     ======    ======
Ratio of earnings to fixed charges...............       2.7       2.5
                                                     ======    ======

The Company has no issuances of preferred stock.